Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on August 20, 2012. Stockholders voted as indicated below:

					   	 Affirmative	    Withheld
								    Authority
Proposal 1:

Election of Directors
Re-election of Alan Rappaport
Class III to serve until the
annual meeting for the 2015 fiscal year 	6,969,783 	    139,362
Election of Deborah A. DeCotis
Class III to serve until the
annual meeting for the 2015 fiscal year 	6,970,721 	    138,424

				      For        Against    Abstain    Non-Vote

Proposal 2:

Approval of the proposed amendment
and restatement of the Fund's
fundamental investment policy
regarding industry concentration     5,084,106   119,401    60,305     1,845,333

The other members of the Board of Directors at the time of the meeting, namely Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess,
John C. Maney* and William B. Ogden, IV continued to serve as Directors.

* Interested Director